Website: www.tevapharm.com

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

TEVA REPORTS RECORD FULL YEAR 2008 AND FOURTH QUARTER RESULTS

-- 2008 Sales Total $11.1 Billion and Non-GAAP EPS of $2.86 --

-- Fourth Quarter Sales Total $2.8 Billion and Non-GAAP EPS of $0.76 --

-- Annual Cash Flow from Operations of $3.2 Billion; Quarterly Cash Flow from
Operations of $969 Million --

-- Quarterly Dividend Increased by 33% to NIS 0.60 per Share --

Jerusalem, Israel, February 17, 2009 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter and full year ended December 31, 2008.

Full Year and Fourth Quarter Highlights:

•	Record annual and quarterly net sales of $11.1 billion and $2.8 billion, up 18% and 11%, respectively.

•
Non-GAAP annual net income and EPS (excluding principally in-process R&D charges and impairment of intangibles and financial assets) of $2,374 million and $2.86, up 22% and 20%, respectively.  On a U.S. GAAP basis, annual net income and EPS of $635 million and $0.78, respectively.

•	Non-GAAP quarterly net income and EPS of $634 million and $0.76, up 11% and 10%, respectively. On a U.S. GAAP basis, quarterly net loss and EPS of $688 million and ($0.88), respectively.

•
Record full year and quarter global in-market sales of Copaxone® of $2,262 million and $595 million, up 32% and 37%, respectively.  Copaxone® continues to be the leading MS therapy in the U.S. and globally.

•	Record annual and quarterly cash flow from operations of $3,231 million and $969 million, respectively.

•	Completed the acquisition of Barr Pharmaceuticals, Inc., whose results of operations will be included with Teva’s commencing January 1, 2009.

“2008 was a year of record-breaking results and major strategic achievements for Teva. During the year we extended our leadership in the U.S. and globally, had a record number of Paragraph IV launches, and achieved record sales of Copaxone®, which became the world’s number one therapy for the treatment of multiple sclerosis,” said Shlomo Yanai, Teva’s President and Chief Executive Officer. “I believe that our accomplishments in 2008 emphasize the fundamental strength of Teva’s balanced business model and our ability to deliver continuous, profitable growth.”

Mr. Yanai continued, “During 2008, we also expanded our global reach with the acquisition of Bentley in Spain and our joint venture with Kowa in Japan. Our most exciting strategic achievement of 2008 was, of course, our acquisition of Barr, which has elevated Teva’s market leadership to an entirely new level. I am delighted to report that with the integration process well underway we believe we will realize even greater synergies from the combination than we initially anticipated.”

Non-GAAP net income and non-GAAP EPS for the fourth quarter of 2008 are adjusted to exclude the following items net of a related tax benefit of $66 million:
•	Acquisition of in-process R&D of $992 million in connection with the Barr acquisition on December 23, 2008;
•	Impairment of financial assets (primarily auction rate securities) totaling $272 million;
•	Impairment of intangible and other assets totaling $107 million; and
•	Legal settlements (net) totaling $17 million.

Teva believes that excluding these items facilitates investors’ understanding of the trends in the Company’s underlying business.  In the fourth quarter and full year of 2007, no adjustments were made and Teva's results were presented only on a GAAP basis.  See the attached table for a reconciliation of U.S. GAAP reported results to adjusted non-GAAP figures.

Exchange rate differences negatively impacted sales in the fourth quarter of 2008 by approximately 5%, and had a $28 million adverse affect on operating income compared to the fourth quarter of 2007.  The negative impact on sales resulted primarily from the strengthening of the U.S. dollar relative to most other currencies, primarily the British Pound, the Euro, the Hungarian Forint, the Canadian Dollar, and the Mexican and Chilean Peso.  The effect on operating profit was mainly due to the strengthening of the U.S. dollar relative to the British pound and the Euro on the one hand, and the strengthening of the Israeli Shekel relative to the U.S Dollar on the other.

For the full year 2008, exchange rate differences positively impacted sales by 2%, while having a $65 million adverse effect on operating profit compared to 2007.

Pharmaceutical sales in North America (including Copaxone®) for the fourth quarter reached $1,652 million, accounting for 61% of total pharmaceutical sales and representing an increase of 15% compared with the fourth quarter of last year.  Quarterly sales benefited primarily from the launch of generic Pulmicort Respules® (Budesonide) in the quarter, as well as continued sales of generic Lotrel® (Amlodipine Benazapril), Lamictal® (Lamotrigine) and Protonix® (Pantoprazole), launched in previous quarters; strong sales of ProAir®; coupled with both strong sales of Copaxone® and the fact that Teva now records 100% of the sales of Copaxone® in North America.

For the full year, pharmaceutical sales in North America reached $6,139 million, up 19% compared to 2007.  For the full year, sales benefited from strong generic sales, as well as increased sales of Copaxone® and the fact that Teva now records 100% of the sales of Copaxone® in North America.

As of February 5, 2009, Teva (including applications acquired through the acquisition of Barr) had 201 product applications awaiting final FDA approval, including 46 tentative approvals.  Collectively, the brand products covered by these applications had annual U.S. sales of over $110 billion. Of these applications, 128 were “Paragraph IV” applications challenging patents of branded products. Teva believes it is the first to file on 85 of the 128 applications, relating to products with annual U.S. branded sales exceeding $53 billion.

Pharmaceutical sales in Europe (including Copaxone®) in the fourth quarter of 2008 totaled $668 million, accounting for 25% of total pharmaceutical sales and representing an increase of 1% compared with the fourth quarter of 2007.  Net of foreign currency differences, sales in Europe grew approximately 14% compared to the fourth quarter of 2007.  The increase in sales was attributable to strong generic sales in Spain (resulting primarily from the first time consolidation of Bentley's results), Italy and Hungary, and increased sales of Copaxone® and Azilect®.

For the full year, pharmaceutical sales in Europe increased 13%, reaching $2,782 million.  Net of foreign currency differences, sales in Europe grew approximately 7% compared to the full year 2007.   This increase in sales resulted from strong generics sales throughout the region (mainly in Spain, resulting primarily from the first time consolidation of Bentley's results, France, Italy and Hungary), as well as increased sales of Copaxone® and Azilect®.

In 2008, Teva received in Europe 1,197 generic approvals relating to 142 compounds in 272 formulations, including 3 EMEA approvals which apply to all EU member states.  In addition, as of December 31, 2008, Teva had approximately 3,373 marketing authorization applications pending approval in 30 European countries, relating to 226 compounds in 452 formulations, including 14 pending applications with the EMEA.

International pharmaceutical sales (including Copaxone®) in the fourth quarter of 2008 totaled $382 million, accounting for 14% of total pharmaceutical sales and representing an increase of 13% compared to the fourth quarter of 2007.  Growth was driven by increased sales across Latin America, as well as in Russia and Israel.  Approximately 6% of Teva’s total pharmaceutical sales were generated in Latin America, while Israel contributed 4% of total pharmaceutical sales and the CEE contributed 3% of total pharmaceutical sales.

For the full year, international pharmaceutical sales totaled $1,561 million, up 28% compared with 2007.  For the full year, sales benefited from similar trends as the fourth quarter with strong sales in all regions.  For the full year, Teva generated approximately 7% of its total pharmaceutical sales in Latin America, 4% Israel and 3% in the CEE.

Copaxone® continued to lead as the number one MS therapy in the U.S. and globally, with record in-market sales of $595 million in the fourth quarter of 2008, an increase of 37% over the fourth quarter of 2007.  In the U.S., in-market sales increased by 42% to reach $384 million compared to the fourth quarter of 2007, while in-market sales outside the U.S. increased by 27% to $211 million.

For the full year 2008, global in-market sales of Copaxone® increased by 32% to $2,262 million, with U.S. in-market sales increasing by 26%, to reach $1,378 million and non-U.S. sales increasing by 43% to $884 million.

Global in-market sales of Azilect® reached $51 million in the quarter, a 50% increase over the comparable period in 2007, while annual sales grew 46% compared to 2007, reaching $175 million.  In the fourth quarter and full year 2008, Azilect® continued to experience a gradual increase in market share in the major European markets and the U.S.

Teva's global respiratory business reached record sales of $259 million, up 37% compared to $189 million in the fourth quarter of 2007.  The increase is attributable primarily to the strong ProAir® sales in the U.S. driven by the accelerated conversion from CFC propellant-based products to HFA propellant-based products.  Teva’s respiratory sales in the U.S. accounted for 67% of total respiratory sales in the current quarter.  In the fourth quarter, Teva maintained its overall market leadership in the U.S., with approximately 59% of the HFA market, which at year end constituted approximately 95% of the SABA (short acting beta agonist) market.

Annual respiratory sales reached $778 million in 2008, an increase of 5% over 2007 sales of $742 million.  Teva’s respiratory sales in the U.S. accounted for 56% of total respiratory sales in 2008.

API sales to third parties increased 4% in the fourth quarter totaling $146 million.  Internal sales to Teva's pharmaceutical business decreased 22%, compared to the fourth quarter of 2007, resulting in total API sales this quarter of $399 million, a decrease of 14% compared to the fourth quarter of 2007.  In contrast to the fourth quarter of 2007, which included a vertically integrated exclusive product launch in the U.S., the major product launches in the current quarter did not rely on internal API supply.

For the full year 2008, API sales to third parties increased 7%, totaling $603 million; while sales to Teva's pharmaceutical business increased 42% to $1,279 million, resulting in total API sales of $1,882 million, an increase of 29% compared to 2007.  Internal API sales in 2008 continued to benefit from Teva's generic launches in the U.S.

Gross profit margin reached 56.1% in the fourth quarter of 2008, compared to the 52.3% gross profit margin recorded in the fourth quarter of 2007.  The improvement in gross profit margins reflects higher Copaxone® revenues (resulting partially from the termination of the distribution agreement with sanofi-aventis in North America as of March 31, 2008), strong sales of ProAir® and a better product mix.

Net Research & Development expenditures totaled $215 million, or 7.5% of sales, compared to $168 million, or 6.5% of sales, recorded in the fourth quarter of 2007, representing an increase of 28%.  This higher spending rate is consistent with the Company's strategic plan to double generic R&D output from its 2007 level by 2012, as well as to expand R&D activity in biogenerics and its innovative business.  For the full year 2008, R&D expenditures totaled $786 million, or 7.1% of sales.

Selling and Marketing (S&M) expenditures totaled $498 million, or 17.5% of sales, for the fourth quarter, compared to $355 million, or 13.8% of sales, in the comparable quarter of 2007.  The increase in S&M expenses resulted primarily from the termination of the distribution agreement with sanofi-aventis in North America as of March 31, 2008.  The net impact on S&M from the termination of this agreement totaled $178 million in the fourth quarter.

General and Administrative (G&A) expenditures totaled $182 million, or 6.4% of sales, for the fourth quarter, similar to the comparable quarter of 2007.

The tax rate applicable to Teva’s non-GAAP results for the full year 2008 was 10%, compared with a rate of 17% for 2007.  Accordingly, the tax rate in the fourth quarter reflects 6% of non-GAAP pre-tax income.  The reduction in the effective tax rate in 2008, compared to 2007, is due to a different product mix and higher vertically integrated product sales in 2008.  The tax rate for 2008 GAAP results was 22%, reflecting the $1.4 billion in-process R&D expenses, which are not tax deductible.

Cash flow generated from operating activities during the fourth quarter of 2008 was a record $969 million, compared to $545 million in the comparable quarter in 2007.  Free cash flow – excluding net capital expenditures (of $179 million) and dividends (of $90 million) – reached $700 million.  For the full year, cash flow from operations was $3,231 million, up from $1,813 million, while free cash flow reached $2,223 million.  Cash and marketable securities as of December 31, 2008 totaled $2.1 billion.

This quarter the Company recorded in the income statement a charge of $272 million for the impairment of financial assets, including $247 million related to its portfolio of auction rate securities.  The Company's auction rate securities portfolio as of December 31, 2008 was carried at $98 million, compared to a principal amount of $450 million.  An additional $25 million expense recorded in the quarter relates to the decline in the market value of certain equity investments.

Shareholders equity on December 31, 2008 reached $16.3 billion, an increase of $2.6 billion from December 31, 2007.  The increase in shareholders equity reflects $2,928 million of additional shares issued in connection with the Barr acquisition and net income for the year of $635 million, mainly offset by dividends paid in the amount of approximately $388 million and a negative adjustment of $1,011 million resulting from translation of non U.S. dollar net assets.

For the fourth quarter of 2008, the share count for the fully diluted earnings per share calculation on a non-GAAP basis was 838 million shares and on a GAAP basis 785 million shares.  As of December 31, 2008, Teva's share count going forward for the fully diluted share calculation is estimated at 909 million shares, while the share count for calculating Teva’s market capitalization is approximately 856 million shares.

Dividend

The Board of Directors, at its meeting on February 16, 2009, declared a cash dividend for the fourth quarter of 2008 of NIS 0.60 (approximately 14.7 cents according to the rate of exchange on February 16, 2009) per share, up from NIS 0.45 in the previous quarter.

The record date will be February 25, 2009, and the payment date will be March 12, 2009.  Tax will be withheld at a rate of 20%.

Conference Call
Teva will host a conference call to discuss the Company’s fourth quarter and full year results as well as its outlook for 2009, on Tuesday, February 17, 2009 at 8:30 a.m. ET.  The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com.  Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website.  A replay of the call will also be available until February 24, 2009 at 11:59 ET, by calling 201-612-7415 outside the United States or 877-660-6853 in the United States.  The pass code to access the replay is: Account # 3055 and Conference ID# 311401.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva’s sales are in North America and Europe.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel® and Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, our ability to successfully identify, consummate and integrate acquisitions, including the integration of Barr Pharmaceuticals, Inc., potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

A	Teva Pharmaceutical Industries Limited

Consolidated Statements of Income (Loss)
(Unaudited, U.S Dollars in millions, except earnings (loss) per share)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
		2008	2007	2008	2007
NET SALES		2,848	2,576	11,085	9,408
COST OF SALES		1,249	1,229	5,117	4,531
GROSS PROFIT		1,599	1,347	5,968	4,877
RESEARCH AND DEVELOPMENT EXPENSES		215	168	786	581
SELLING AND MARKETING		498	355	1,842	1,264
GENERAL AND ADMINISTRATIVE		182	163	669	637
ACQUISITION OF R&D IN PROCESS		992	-	1,402	-
IMPAIRMENT OF INTANGIBLE ASSETS AND LEGAL SETTLEMENTS		124	-	124	-
OPERATING INCOME (LOSS)		(412)	661	1,145	2,395
FINANCIAL EXPENSES – net		296	3	318	42
INCOME (LOSS) BEFORE INCOME TAXES		(708)	658	827	2,353
PROVISION FOR INCOME TAXES		(23)	84	185	397
		(685)	574	642	1,956
SHARE IN LOSSES OF ASSOCIATED COMPANIES– net		1	5	1	3
MINORITY INTERESTS – net		2	(1)	6	1
NET INCOME (LOSS)		(688)	570	635	1,952

EARNINGS (LOSS) PER SHARE:	Basic ($)	(0.88)	0.74	0.81	2.54
	Diluted ($)	(0.88)	0.69	0.78	2.38
WEIGHTED AVERAGE NUMBER OF SHARES:	Basic	785	774	780	768
	Diluted	785	834	820	830

NON GAAP NET INCOME:*		634	570	2,374	1,952

NON GAAP EARNINGS PER SHARE:*	Basic ($)	0.81	0.74	3.04	2.54
	Diluted ($)	0.76	0.69	2.86	2.38

WEIGHTED AVERAGE NUMBER OF SHARES:	Basic	785	774	780	768
	Diluted	838	834	837	830

* See reconciliation attached

A	Teva Pharmaceutical Industries Limited

Condensed Balance Sheets
(Unaudited, U.S Dollars in millions)

	December 31,	December 31,
	2008	2007
ASSETS
CURRENT ASSETS	11,426	9,859
INVESTMENTS & OTHER ASSETS	901	712
FIXED ASSETS – net	3,699	2,515
INTANGIBLE ASSETS - net	4,581	1,919
GOODWILL	12,297	8,407
TOTAL ASSETS	32,904	23,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	8,481	5,371
LONG-TERM LIABILITIES	8,063	4,281
MINORITY INTERESTS	60	36
SHAREHOLDERS’ EQUITY	16,300	13,724
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	32,904	23,412

A	Teva Pharmaceutical Industries Limited

Reconciliation between Reported and Non GAAP Net Income (Loss)
(Unaudited, U.S Dollars in millions, except earnings (loss) per share)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
		2008	2007	2008	2007
REPORTED NET INCOME (LOSS)		(688)	570	635	1,952
INVENTORY STEP-UP		-	-	5	-
ACQUISITION OF R&D IN PROCESS		992	-	1,402	-
IMPAIRMENT OF INTANGIBLE ASSETS AND OTHER		107	-	107	-
LEGAL SETTLEMENTS		17	-	17	-
SETTLEMENT WITH INSTITUTION		-	-	(100)	-
IMPAIRMENT OF FINANCIAL ASSETS		272	-	375	-
RELATED TAX EFFECT AND OTHER TAXES		(66)	-	(67)	-
NON GAAP NET INCOME		634	570	2,374	1,952

DILUTED EARNINGS PER SHARE:	REPORTED ($)	(0.88)	0.69	0.78	2.38
	NON GAAP ($)	0.76	0.69	2.86	2.38

A	Teva Pharmaceutical Industries Limited

Condensed Cash Flow
(Unaudited, U.S Dollars in millions)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2008	2007	2008	2007

OPERATING ACTIVITIES:
NET INCOME (LOSS)	(688)	570	635	1,952
ACQUISITION OF R&D IN PROCESS	992	-	1,402	-
OTHER ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATIONS	665	(25)	1,194	(139)

NET CASH PROVIDED BY OPERATING ACTIVITIES	969	545	3,231	1,813

NET CASH USED IN INVESTING ACTIVITIES	(3,856)	(430)	(4,137)	(1,353)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,963	(156)	1,358	(362)
TRANSLATION DIFFERENCE ON CASH BALANCES OF CERTAIN SUBSIDIARIES	(76)	21	(86)	58

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,000)	(20)	366	156

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,854	1,508	1,488	1,332

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,854	1,488	1,854	1,488

A	Teva Pharmaceutical Industries Limited

	Three Months Ended
	December 31,		% Change	% of Total
	2008	2007		2008
		(Unaudited, U.S Dollars in millions)

Sales by Geographical Areas
North America	1,727	1,501	15%	61%
Europe*	710	711	-	25%
International	411	364	13%	14%
Total	2,848	2,576	11%	100%

Sales by Business Segments
Pharmaceutical	2,702	2,436	11%	95%
A.P.I.**	146	140	4%	5%
Total	2,848	2,576	11%	100%

Pharmaceutical Sales
North America	1,652	1,435	15%	61%
Europe*	668	664	1%	25%
International	382	337	13%	14%
Total	2,702	2,436	11%	100%

* Includes EU member states, Switzerland & Norway
** Sales to third parties only

A	Teva Pharmaceutical Industries Limited

	Twelve Months Ended
	December 31,		% Change	% of Total
	2008	2007		2008
		(Unaudited, U.S Dollars in millions)

Sales by Geographical Areas
North America	6,413	5,428	18%	58%
Europe*	2,976	2,645	13%	27%
International	1,696	1,335	27%	15%
Total	11,085	9,408	18%	100%

Sales by Business Segments
Pharmaceutical	10,482	8,847	18%	95%
A.P.I.**	603	561	7%	5%
Total	11,085	9,408	18%	100%

Pharmaceutical Sales
North America	6,139	5,162	19%	59%
Europe*	2,782	2,462	13%	26%
International	1,561	1,223	28%	15%
Total	10,482	8,847	18%	100%

* Includes EU member states, Switzerland & Norway
** Sales to third parties only